July 16, 2019

VIA EDGAR

Mr. Paul Fischer

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3561

Re:                             Acceleration Request

StarTek, Inc.

Registration Statement on Form S-3 (Registration No. 333-232659)

Dear Mr. Fischer:

In accordance with Rule 461 under the Securities Act of 1933, as amended, StarTek, Inc.  respectfully requests that you take such action as may be necessary to cause the referenced Registration Statement on Form S-3 to become effective at 9:00 a.m., Eastern Time, on July 19, 2019, or as soon thereafter as practicable.

Please contact the undersigned at (303) 262-4500 or our outside counsel, Jeffrey R. Kesselman at (303) 297-2900, with any questions.

Sincerely,

StarTek, Inc.

By:	/s/ Douglas Tackett
Name:	Douglas Tackett
Title:	Global Chief Legal and Compliance Officer and Secretary